UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)


                          COLOR KINECTICS INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    19624P100
                                 (CUSIP Number)




                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ X ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19624P100             Schedule 13-G                       Page 2 of 5


1. Names of Reporting Persons and I.R.S. Identification Nos. (entities only). CREE, INC. 56-1572719

2.   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization: NORTH CAROLINA


     Number of               5.  Sole Voting Power:        2,202,442
     Shares Beneficially     6.  Shared Voting Power:              0
     Owned by Each           7.  Sole Dispositive Power:   2,202,442
     Reporting Person        8.  Shared Dispositive Power:         0
     With:


9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,442

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares: [ ]

11.  Percent of Class Represented by Amount in Row 9: 12.3% (1)

12.  Type of Reporting Person: CO


--------------------

(1) Calculated based on 17,886,535 shares of the Issuer's common stock reported as outstanding as of November 1, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.

CUSIP No. 19624P100             Schedule 13-G                       Page 3 of 5


Item 1(a) - Name of Issuer:  Color Kinetics Incorporated

Item 1(b) - Address of Issuer's Principal Executive Offices:
            10 Milk Street
            Suite 1100
            Boston, MA  02108

Item 2(a) - Name of Person Filing:  Cree, Inc.

Item 2(b) - Address of Principal Business Office or, if none, Residence:
            4600 Silicon Drive
            Durham, NC  27703

Item 2(c) - Citizenship:  North Carolina corporation

Item 2(d) - Title of Class of Securities:  Common Stock, par value $.001

Item 2(e) - CUSIP Number: 19624P100

Item 3. If this statement if filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act.
        (b) [ ] Bank as defined in section 3(a)(6) of the Act.
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.
        (e) [ ] An investment advisor in accordance with 240.13d-1(b)(1)(ii)(E).
        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

        The percentages used herein are calculated based upon 17,886,535 shares of the Issuer's common stock reported as outstanding as of November 1, 2004, as reported on the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2004 and filed with the Securities and Exchange Commission on November 15, 2004.

        (a)  Amount beneficially owned: 2,202,442

        (b)  Percent of class: 12.3%

CUSIP No. 19624P100             Schedule 13-G                       Page 4 of 5


          (c)  Number of shares as to which the person has:

               (i)   sole power to vote or to direct the vote:         2,202,442
               (ii)  shared power  to vote or to  direct  the  vote:           0
               (iii) sole  power to dispose or to direct the
                     disposition of:                                   2,202,442
               (iv)  shared power to dispose or to direct the
                     disposition of:                                           0

Item 5.   Ownership of Five Percent of Less of a Class

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          NOT APPLICABLE

Item 7.   Identification  and  Classification  of the Subsidiary  Which
          Acquired the Security Being Reported on by the Parent Holding Company.

          NOT APPLICABLE

Item 8.   Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9.   Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10.  Certification.

          NOT APPLICABLE

CUSIP No. 19624P100             Schedule 13-G                       Page 5 of 5
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 9, 2005           By: /s/ Cynthia B. Merrell
                                        ---------------------------------------
                                        Cynthia B. Merrell
                                        Chief Financial Officer and Treasurer